Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617.832.1000 main 617.832.7000 fax

Hemmie Chang 617-832-1175 direct hchang@foleyhoag.com

June 8, 2017

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Applied Genetic Technologies Corporation

Form 10-K for Fiscal Year Ended June 30, 2016

Filed September 12, 2016

File No. 001-36370

Dear Mr. Rosenberg:

I am writing on behalf of Applied Genetic Technologies Corporation (the “Company”) in response to additional comments presented to the Company telephonically by Jacob Luxenburg and Mary Mast of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on May 22, 2017.

The Staff requested that, within ten business days, the Company provide a formal response to the additional comments delivered telephonically. On behalf the Company, I respectfully advise you that the Company anticipates that it will provide the requested response on or before June 16, 2017.

Please feel free to contact me at (617) 832-1175 if I can be of any assistance.

Sincerely,

/s/ Hemmie Chang
Hemmie Chang

ATTORNEYS AT LAW	BOSTON | NEW YORK | PARIS | WASHINGTON | FOLEYHOAG.COM

Mr. Jim B. Rosenberg

June 8, 2017

cc:	Susan B. Washer, Applied Genetic Technologies Corporation

Larry Bullock, Applied Genetic Technologies Corporation

Ann VanLent, Applied Genetic Technologies Corporation

Dan Clevenger, Foley Hoag, LLP